# Doughp, Inc.
# Profit and Loss
### January - December 2023

|  |  | Total |
|---|---|---|
| **Income** | | |
| **4000 Sales** | | |
| Sales of Product Income | | 702,364.19 |
| Cups | | 751,856.06 |
| Pouches | | 384,405.77 |
| Revenue - Other | | -18,161.41 |
| Shopify Sales | | 206.47 |
| **Total Sales of Product Income** | $ | **1,820,671.08** |
| Shipping Income | | 306,186.07 |
| Shopify Shipping Income | | 137.66 |
| **Total 4000 Sales** | $ | **2,126,994.81** |
| **4500 Deductions to Income** | | |
| Merchant Account Fees | | -35,456.39 |
| Refunds | | -12,468.38 |
| Shopify Discount | | -0.88 |
| Trade Spend | | |
| Discounts given | | -170,632.48 |
| Scanbacks and Promos | | -10,649.50 |
| Spoils and Turnover | | -29.92 |
| Wholesale Deductions | | -84,587.34 |
| **Total Trade Spend** | -$ | **265,899.24** |
| **Total 4500 Deductions to Income** | -$ | **313,824.89** |
| **Total Income** | $ | **1,813,169.92** |
| **Cost of Goods Sold** | | |
| **5000 Cost of Goods Sold** | | 0.00 |
| COGS - Packaging | | 26,766.51 |
| Inventory Adjustments | | 42,890.04 |
| Product Costs | | 315,069.54 |
| Cups | | 151,334.93 |
| Pouches | | 261,975.63 |
| **Total Product Costs** | $ | **728,380.10** |
| **Total 5000 Cost of Goods Sold** | $ | **798,036.65** |
| **Total Cost of Goods Sold** | $ | **798,036.65** |
| **Gross Profit** | $ | **1,015,133.27** |
| **Expenses** | | |
| **6000 Logistics and Fulfillment** | | |
| Freight Out | | 463,092.32 |
| Warehouse and Fulfillment | | 151,585.00 |
| **Total 6000 Logistics and Fulfillment** | $ | **614,677.32** |

| | | |
|---|---|---:|
| **6500 Selling Expenses** | | |
| Broker Commissions and Fees | | 30,730.80 |
| **Total 6500 Selling Expenses** | $ | **30,730.80** |
| **7000 Advertising & Marketing** | | |
| Digital and Social Media | | 196,574.89 |
| Events and Trade Shows | | 20,043.13 |
| Printing and Promotional | | 22,276.05 |
| Product Samples | | 184.29 |
| **Total 7000 Advertising & Marketing** | $ | **239,078.36** |
| **8000 General and Administrative** | | |
| Bank Charges & Fees | | 2,242.59 |
| Charitable Contributions | | 16,705.36 |
| Contractors | | 32,492.90 |
| Dues, Memberships & Subscriptions | | 3,696.28 |
| Insurance | | 16,559.79 |
| Meals & Entertainment | | 2,475.33 |
| Office Supplies | | 5,827.79 |
| **Payroll and Employee Related Costs** | | |
| Employee Benefits | | 6,671.28 |
| Payroll Processing Fees | | 2,786.61 |
| Payroll Taxes | | 12,032.70 |
| Salaries and Wages - Operations | | 193,221.02 |
| **Total Payroll and Employee Related Costs** | $ | **214,711.61** |
| **Professional Fees** | | |
| Accounting Fees | | 34,853.81 |
| Consulting Fees | | 167,140.41 |
| Legal Fees | | 26,116.05 |
| **Total Professional Fees** | $ | **228,110.27** |
| Software | | 146,122.03 |
| Taxes and Licenses | | 1,868.74 |
| Travel | | 10,263.52 |
| Uncategorized Expense | | 2,192.62 |
| **Total 8000 General and Administrative** | $ | **683,268.83** |
| **Total Expenses** | $ | **1,567,755.31** |
| **Net Operating Income** | -$ | **552,622.04** |
| **Other Income** | | |
| 9000 Other Income | | 280.98 |
| 9020 Other Miscellaneous Income | | 44,235.60 |
| Gain/Loss on A/R or A/P Balance | | 5,913.40 |
| **Total 9000 Other Income** | $ | **50,429.98** |
| **Total Other Income** | $ | **50,429.98** |
| **Other Expenses** | | |
| 9500 Other Expense | | |
| Interest Expense | | 208,084.36 |

| | | |
|---|---:|---:|
| **Prior Year Adjustments** | | 26,616.28 |
| **Total 9500 Other Expense** | $ | **234,700.64** |
| Depreciation | | 4,681.68 |
| **Exchange Gain or Loss** | | -100.52 |
| **Total Other Expenses** | $ | **239,281.80** |
| **Net Other Income** | -$ | **188,851.82** |
| **Net Income** | -$ | **741,473.86** |

Monday, Nov 18, 2024 01:33:23 PM GMT-8 - Accrual Basis


# Doughp, Inc.
# Balance Sheet
### As of December 31, 2023


| | | Total |
|---|---|---:|
| **ASSETS** | | |
|   **Current Assets** | | |
|     **Bank Accounts** | | |
|       Clearing Accounts | | |
|         Paypal Clearing Account (deleted) | | 1,500.00 |
|         Shopify/Stripe/ShopPay/Faire Clearing Account (deleted) | | 1,539.24 |
|       **Total Clearing Accounts** | $ | **3,039.24** |
|       Inc Checking (5855) | | 108,944.87 |
|       PERFBUS CHK (2528) (deleted) | | 29,243.49 |
|       Revenue (9761) (deleted) | | 3,648.85 |
|     **Total Bank Accounts** | $ | **144,876.45** |
|     **Accounts Receivable** | | |
|       Accounts Receivable (A/R) | | 83,976.75 |
|     **Total Accounts Receivable** | $ | **83,976.75** |
|     **Other Current Assets** | | |
|       Channel Clearing Account | | |
|         Shopify - doughp-cookie-dough Other Payment Gateway Clearing Account | | 343.61 |
|       **Total Channel Clearing Account** | $ | **343.61** |
|       Inventory | | 0.00 |
|         Cups (deleted) | | 8,349.03 |
|         Inventory Asset | | 155,834.80 |
|         Pouches (deleted) | | 12,487.55 |
|         Raw Materials (deleted) | | 750.00 |
|       **Total Inventory** | $ | **177,421.38** |
|       Undeposited Funds | | 0.50 |
|     **Total Other Current Assets** | $ | **177,765.49** |
|   **Total Current Assets** | $ | **406,618.69** |
|   **Fixed Assets** | | |
|     **Fixed Asset** | | |
|       Kitchen Equipment | | 62,422.49 |
|         Accumulated Depreciation on Kitchen Eq. | | -22,238.01 |
|       **Total Kitchen Equipment** | $ | **40,184.48** |
|     **Total Fixed Asset** | $ | **40,184.48** |
|   **Total Fixed Assets** | $ | **40,184.48** |
| **TOTAL ASSETS** | $ | **446,803.17** |
| **LIABILITIES AND EQUITY** | | |
|   **Liabilities** | | |
|     **Current Liabilities** | | |
|       Accounts Payable | | |

| | | | |
|---|---|---|---:|
| Accounts Payable (A/P) | | | 186,560.33 |
| **Total Accounts Payable** | | $ | **186,560.33** |
| **Credit Cards** | | | |
| American Express (deleted) | | | -1.19 |
| Chase 3428 | | | 1,557.31 |
| Chase Ink Cash Credit Card (deleted) | | | 265.00 |
| Ink Kelsey (8936 and 8944) | | | 1,349.13 |
| **Total Credit Cards** | | $ | **3,170.25** |
| **Other Current Liabilities** | | | |
| Accrued Expenses | | | 4,856.79 |
| Channel Sales Tax Payable | | | |
| Shopify Sales Tax | | | 0.36 |
| **Total Channel Sales Tax Payable** | | $ | **0.36** |
| Out Of Scope Agency Payable | | | 256.20 |
| Payroll Liabilities - Health | | | -3,191.74 |
| Sales Taxes | | | |
| Sales Tax Payable | | | 40,334.40 |
| Shopify Sales Tax Collected | | | 3,179.51 |
| Texas State Comptroller Payable | | | -0.74 |
| **Total Sales Taxes** | | $ | **43,513.17** |
| Shopify Capital MCA | | | 70,833.74 |
| Shopify Gift Card Liabilities | | | 29,819.40 |
| **Total Other Current Liabilities** | | $ | **146,087.92** |
| **Total Current Liabilities** | | $ | **335,818.50** |
| **Long-Term Liabilities** | | | |
| Convertible Notes | | | 187,294.78 |
| Convertible notes - Accrued Interest | | | 16,212.24 |
| **Total Convertible Notes** | | $ | **203,507.02** |
| SBA Loan 3 - L/T | | | 1,822,000.00 |
| EIDL Accrued Interest Payable | | | 127,140.16 |
| **Total SBA Loan 3 - L/T** | | $ | **1,949,140.16** |
| The James E Maureen Carter Revocation | | | 1,500,000.00 |
| Accrued Interest Payable - Carter Notes | | | 286,356.20 |
| **Total The James E Maureen Carter Revocation** | | $ | **1,786,356.20** |
| **Total Long-Term Liabilities** | | $ | **3,939,003.38** |
| **Total Liabilities** | | $ | **4,274,821.88** |
| **Equity** | | | |
| **Capital Contributions** | | | |
| Common Stock | | | 93.33 |
| Paid-In Capital | | | 99,993.33 |
| Preferred Stock | | | 6.67 |
| **Total Capital Contributions** | | $ | **100,093.33** |
| Retained Earnings | | | -4,105,725.93 |
| SAFE Holders | | | 919,087.75 |

| | | |
|---|---:|---:|
| **Net Income** | | -741,473.86 |
| **Total Equity** | -$ | 3,828,018.71 |
| **TOTAL LIABILITIES AND EQUITY** | $ | 446,803.17 |

# Doughp, Inc.
## Statement of Cash Flows
### January - December 2023

**OPERATING ACTIVITIES**

Net Income

Adjustments to reconcile Net Income to Net Cash provided by operations:

Accounts Receivable (A/R)

Accounts Receivable (A/R) - CAD

Channel Clearing Account:Shopify - doughp-cookie-dough Other Payment Gateway Clearing Account

Inventory

Inventory:Cups (deleted)

Inventory:Goods Invoiced not Received (deleted)

Inventory:Inventory Asset

Inventory:Inventory Asset - CDI

Inventory:Pouches (deleted)

Inventory:Raw Materials (deleted)

Prepaid Expense

Prepaid Insurance

Fixed Asset:Computer Equipment (deleted):Less Accumulated Depreciation on Computer Equipment (deleted)

Accounts Payable (A/P)

American Express (deleted)

Chase 3428

Chase Ink Cash Credit Card (deleted)

Ink Kelsey (8936 and 8944)

K. WITHEROW (9606) (deleted)

Accrued Expenses

Channel Sales Tax Payable:Shopify Sales Tax

Line of Credit:LOC - Ampla (deleted)

Out Of Scope Agency Payable

Payroll Liabilities - Health

Sales Taxes:Arizona Department of Revenue Payable

Sales Taxes:California Department of Tax and Fee Administration Payable

Sales Taxes:Florida Department of Revenue Payable

Sales Taxes:Nevada Department of Taxation Payable

Sales Taxes:New York Department of Taxation and Finance Payable

Sales Taxes:Sales Tax Payable

Sales Taxes:Shopify Sales Tax Collected

Sales Taxes:Texas State Comptroller Payable

Shopify Capital MCA

Shopify Gift Card Liabilities

Total Adjustments to reconcile Net Income to Net Cash provided by operations:

**Net cash provided by operating activities**

**INVESTING ACTIVITIES**

   **Fixed Asset:Computer Equipment (deleted)**

   **Fixed Asset:Kitchen Equipment**

   **Fixed Asset:Kitchen Equipment:Accumulated Depreciation on Kitchen Eq.**

**Net cash provided by investing activities**

**FINANCING ACTIVITIES**

   **Convertible Notes**

   **Convertible Notes:Convertible notes - Accrued Interest**

   **SBA Loan 3 - L/T:EIDL Accrued Interest Payable**

   **The James E Maureen Carter Revocation:Accrued Interest Payable - Carter Notes**

   **Retained Earnings**

   **SAFE Holders**

**Net cash provided by financing activities**

**Net cash increase for period**

**Cash at beginning of period**

**Cash at end of period**

| Total |
| ---: |
| -741,473.86 |
| |
| 23,618.95 |
| 0.00 |
| -343.61 |
| 0.00 |
| -8,349.03 |
| 12,519.92 |
| 227,491.06 |
| 0.00 |
| -12,487.55 |
| -750.00 |
| 1,441.66 |
| 535.50 |
| |
| -5,318.78 |
| 73,668.58 |
| 2.63 |
| 1,557.31 |
| 265.00 |
| -11,499.74 |
| -62,757.25 |
| 4,856.79 |
| 0.36 |
| -268,367.26 |
| 256.20 |
| -3,191.74 |
| 0.00 |
| 0.00 |
| 0.00 |
| -599.55 |
| 0.00 |
| 1,849.79 |
| 3,179.51 |
| -0.74 |
| 70,833.74 |
| 15,754.53 |
| $ 64,166.28 |

| | |
|---|---:|
| -$ | **677,307.58** |
| | |
| | 5,318.78 |
| | -62,422.49 |
| | 22,238.01 |
| -$ | **34,865.70** |
| | |
| | 52,294.78 |
| | 8,686.77 |
| | 66,516.62 |
| | 90,000.04 |
| | 44,866.16 |
| | 419,087.75 |
| $ | **681,452.12** |
| -$ | **30,721.16** |
| | 175,598.11 |
| $ | **144,876.95** |